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                            May 3, 2023

       Jeffrey Church
       Chief Financial Officer
       Imunon, Inc.
       997 Lenox Drive, Suite 100
       Lawrenceville, NJ 08648

                                                        Re: Imunon, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-15911

       Dear Jeffrey Church:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Results of Operations
       Research and Development Expenses, page 60

   1. Please revise your future filings to break out the development costs incurred during each period presented
related to IMNN-001 and PLACCINE separately. If you do not track your research and
development costs by program or platform, please disclose that fact and explain why you do not
maintain and evaluate research and development costs by project or program. For amounts
that are not tracked by project or program, provide other
                                                        quantitative or
qualitative disclosure that provides more transparency as to the type of research and
development expenses incurred (i.e. by nature or type of expense) which should reconcile to
total research and development expense on the Statements of
                                                        Operations.
 Jeffrey Church
Imunon, Inc.
May 3, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameJeffrey Church                          Sincerely,
Comapany NameImunon, Inc.
                                                          Division of
Corporation Finance
May 3, 2023 Page 2                                        Office of Life
Sciences
FirstName LastName